Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

RMR MORTGAGE TRUST

March 23, 2021

Article II of the Amended and Restated Bylaws of RMR Mortgage Trust, dated as of January 5, 2021, is hereby amended by the addition of Section 2.17:

Section 2.17. Voting Power.

(a)            Except as otherwise provided in the notice of the meeting forwarded to the shareholders by the Trustees, the Declaration of Trust, a provision in these Bylaws approved by the Board, or required by applicable law, each whole share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional share shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees.

(b)            With regard to election of a Trustee, except as otherwise provided in the notice of the meeting forwarded to the shareholders by the Trustees, the Declaration of Trust, a provision in these Bylaws approved by the Board, or required by applicable law, and subject to the provisions of any class or series of shares hereafter authorized and then outstanding, (1) a plurality of all the votes cast by shareholders of the Trust entitled to vote in the election of Trustees at a meeting of shareholders of the Trust duly called and at which a quorum is present is required to elect a Trustee in an uncontested election, and (2) a majority of all the votes entitled to be cast for the election of Trustees at a meeting of shareholders of the Trust duly called and at which a quorum is present is required to elect a Trustee in a contested election (which, for purposes of these Bylaws, is an election at which the number of nominees exceeds the number of Trustees to be elected at the meeting). In case of the failure to elect any Trustee at an annual meeting of shareholders of the Trust, the incumbent Trustee who was up for election at that meeting may hold over and continue to serve as a Trustee for the full term of the trusteeship in which he or she was nominated and until the election and qualification of his or her successor. The failure of shareholders of the Trust to elect Trustees at an annual meeting of shareholders shall not cause vacancies on the Board of Trustees requiring the officers of the Trust to call a special meeting of shareholders to elect Trustees pursuant to Section 2.3 unless all Trustees, including holdover Trustees, are unwilling or unable to continue to serve.

(c)            Except as otherwise provided in the notice of the meeting forwarded to the shareholders by the Trustees, the Declaration of Trust, a provision in these Bylaws approved by the Board, or required by applicable law, and subject to the provisions of any class or series of shares hereafter authorized and then outstanding, at a meeting of shareholders of the Trust duly called and at which a quorum is present, with respect to any other matter submitted by the Board of Trustees to shareholders of the Trust for approval or otherwise voted upon by shareholders of the Trust, a majority of all the votes cast shall be required to approve the matter. Subject to the provisions of any class or series of shares hereafter authorized and then outstanding, on any matter submitted to a vote of shareholders of the Trust, all shares then entitled to vote shall, except as otherwise provided in the notice of the meeting forwarded to the shareholders by the Trustees, the Declaration of Trust or provisions of the Bylaws approved by the Board or required by applicable law, be voted in the aggregate as a single class without regard to class or series of shares, except that if the Board of Trustees has determined that the matter affects only the interests of one or more series or classes of shares, only shareholders of such series or classes shall be entitled to vote thereon.